

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 2, 2016

Timothy Warbington
Chief Executive Officer
Creative Medical Technology Holdings, Inc.
2017 W Peoria Avenue
Phoenix, AZ 85029

   Re: **Creative Medical Technology Holdings, Inc.**
         Amendment No. 2 to Draft Registration Statement on Form S-1
         Submitted October 12, 2016
         CIK No. 0001187953

Dear Mr. Warbington:

       We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Intellectual Property, page 19

1.   We note your response to our prior comment 7. Please note that although a request for confidential treatment has been made, you should include a description of the material terms of the agreement. Please revise to disclose the material terms of the license agreement with the University of California.

Exhibit Index

2.   We note you are seeking confidential treatment of portions of an agreement filed as an exhibit. Please note we will provide any comments on your application separately.

You may contact James Peklenk at (202) 551-3661 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Gershon at (202) 551-6598 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Ronald N. Vance, Esq.